November 6, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX   714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: Homelife, Inc.
Form 10-KSB for the year ended May 31, 2005
File no. 000-30424

Dear Ms. May:

    We have reviewed your letter filed on November 6, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended May 31, 2005

Consolidated Balance Sheets, page 2

1. Based upon your response to prior comment one, we still do not understand why you have tested goodwill for impairment at the entity level rather than the reporting unit level considering the guidance in SFAS 142. Please advise us. In addition, please clarify whether the potential future cash flows you discuss reflect the impact of any cash outflows and explain how your valuation is consistent with your historical results.

2. Notwithstanding the above comment, it appears that the amount recorded as goodwill should have been recorded as an intangible asset in accordance with paragraphs 39, A14.b.(3) and A20 of SFAS 141. Tell us how much would have been amortized in accordance with paragraph 12 of SFAS 142 in prior periods and in the current year. In your response, please be as detailed as possible, and include what would have been recorded as amortization expense in each year for each intangible asset (i.e. for each of the acquisitions of Red Carpet and Homelife Realty Services, Inc).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief